UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December 2020	Commission File Number: 001-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	News Release dated December 2, 2020 titled Fairfax Announces Sale of Riverstone Europe to CVC
99.2	News Release dated December 2, 2020 titled Fairfax Announces Reset Dividend Rate on its Series I Preferred Shares and Quarterly Dividend on Series C, D, E, F, G, H, I, J, K and M Preferred Shares and Quarterly Dividend Rate for Series D, F, H and J Preferred Shares

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: December 2, 2020	By:	/s/ Eric P. Salsberg
		Name:	Eric P. Salsberg
		Title:	Vice President, Corporate Affairs and Corporate Secretary